UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

13 December 2012

Telecom Corporation of New Zealand

Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

This report on Form 6-K contains the following:

1.	Notification of Allotment of Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 13 December 2012	By:	/s/ Laura Byrne

	Name:	Laura Byrne
	Title:	Company Secretary

LAURA BYRNE Company Secretary
Client and Market Services

NZX Limited

PO Box 2959

Wellington

New Zealand

13  December 2012

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rules 7.12.1 and 7.12.9 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to its Share Rights Scheme:

7.12.1

a) Class of Security ISIN	Ordinary Shares NZTELE0001S4

b) Number Issued	61,455

c) Issue Price	No cash issue price. The consideration for the shares issued on exercise of the share rights was services provided as a group employee

d) Payment terms	N/A

e) Amount Paid Up	In full

f) Percentage of total class issued	0.0034%

g) Reason for issue	Issue of ordinary shares upon exercise of share rights pursuant to the Telecom Share Rights Scheme

h) Authority for issue	Telecom Share Rights Scheme

i) Terms of Issue	The shares rank pari passu with the existing ordinary shares

j) Total number of securities after issue	1,824,673,847

l) Date of issue	13 December 2012

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

7.12.9

a) Number of Securities converted	61,455 share rights issued pursuant to the Telecom Share Rights Scheme

b) Number and Class of Securities into which have been converted	61,455 ordinary shares

c) Details of any interests or dividend conditions attaching to Securities Converted and allotted upon Conversion	None

d) Number of Securities of the same class that remain to be Converted	731,673 share rights issued pursuant to the Telecom Share Rights Scheme and 769,067 share rights issued pursuant to the Telecom Performance Rights Scheme (inclusive of share rights held by Paul Reynolds and Simon Moutter)

Yours faithfully

/s/ Laura Byrne
Laura Byrne
Company Secretary

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